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                             DILLON, READ & CO. INC.

November 27, 1996



Dear Prospective Bidder:

                   Re: Guidelines for Submission of Proposals

As previously announced, the Special Committee (the "Special Committee") of Loctite Corporation has determined to seek to sell the Company at a price that fully reflects its value and has instructed its advisors to respond to third party inquiries, contact potential buyers and take all steps necessary to help achieve this goal. Accordingly, the Special Committee has established the procedures set forth below to ensure that the sale process will be conducted in a fair and orderly manner which will best serve the Company's stockholders' interests.

         1. YOUR FINAL PROPOSAL SHOULD BE SUBMITTED TO THE SPECIAL COMMITTEE IN WRITING NO LATER THAN 4:30 p.m. (NEW YORK CITY
                  TIME) ON WEDNESDAY, DECEMBER 4, 1996 (THE "SUBMISSION DEADLINE"), TO:

                             Dillon, Read & Co. Inc.
                               535 Madison Avenue
                               New York, NY 10022

                            Attention: William Powell

                            Telephone: (212) 906-7000
                            Facsimile: (212) 753-9614

         2. The Special Committee intends that it would negotiate a definitive agreement (the "Merger Agreement") with the bidder selected by the Special Committee and that it would recommend approval of such agreement to the Board of Directors at a meeting of the Board to be held on December 5.

         3. The Special Committee views the Submission Deadline as the end of an auction process for the sale of the Company. In addition, the Special Committee has noted the concerns of potential bidders with respect to creating a level playing field in the face of an existing bid by a major stockholder of the Company who has representation on the Company's Board of Directors. The Special Committee has the authority to, and
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                  intends that it would, enter into an agreement with the bidder selected by the Special Committee granting any and all inducements to such bidder which are appropriate under all of the circumstances (including, without limitation, termination payments, stock options or other such arrangements), which inducements would be payable or applicable in the event that Board of Directors approval of the Merger Agreement with the bidder selected by the Special Committee is not obtained.

         4. A form of Merger Agreement is being enclosed with this letter. Please include with your final proposal whether:

                  (a) the Merger Agreement is acceptable in its present form, or

                  (b) the specific nature of any proposed changes, including a marked copy of the Merger Agreement showing these changes. Please do not retype the Merger Agreement.

                  Your willingness to accept the Merger Agreement without significant modification will be an important factor in the evaluation of your final proposal. Please consider carefully any modifications you may suggest. You should indicate in your proposal that you are prepared to execute promptly the Merger Agreement in the form submitted by you.

         5. Your proposal should not be subject to any remaining due diligence. If you require any additional information or discussions to submit a proposal, please promptly contact Dillon, Read & Co. Inc., who will work to accommodate your requests. Please do not contact any of the officers, directors or employees of the Company directly.

         6. The Special Committee expressly reserves the right, in its sole and absolute discretion, to accept or reject any proposal for any reason whatsoever (and without disclosing the reason for such decision) and to modify the procedures set forth herein at any time.

                  A proposal will be deemed accepted only upon execution and delivery of a definitive Merger Agreement.

Please do not hesitate to contact Dillon, Read & Co. Inc. with any questions.

                                            Very truly yours,

                                            DILLON, READ & CO. INC.